UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                                  PCCW LIMITED
                                (Name of Issuer)

                 Ordinary Shares (Par Value HK$0.25 Per Share)
                         (Title of Class of Securities)

                                   70454G207
                                 (CUSIP Number)

                                   Helen Chu
      Pacific Century Group Holdings Limited, Pacific Century Diversified
               Limited and Pacific Century International Limited
                   c/o 38/F., Citibank Tower, Citibank Plaza
                       3 Garden Road, Central, Hong Kong
                               Tel: 852-2514-8680

                                  Jeslyn Heng
                 Pacific Century Regional Developments Limited
                    6 Battery Road, #38-02, Singapore 049909
                               Tel : 65-6230-8793

                                    Copy to:

                                 William Barron
                             Davis Polk & Wardwell
                          The Hong Kong Club Building
                                 3A Chater Road
                                   Hong Kong

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                         June 11, 12 and July 21, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                             RICHARD LI TZAR KAI
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS   PF

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           Hong Kong & Canada

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   1,720,143,974 ordinary shares
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  0
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   1,720,143,974 ordinary shares
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     1,720,143,974 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     32.02%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              HC-IN

-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON            PACIFIC CENTURY GROUP HOLDINGS LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS    AF-BK

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           British Virgin Islands

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  1,549,938,550 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,549,938,550 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     1,549,938,550 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     28.85%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              HC-OO  (a company incorporated in
                                                  the British Virgin Islands
                                                  with limited liability)
-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON               PACIFIC CENTURY DIVERSIFIED LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS   AF-WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           Cayman Islands

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  170,205,424 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   170,205,424 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     170,205,424 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     3.17%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              HC-OO (a company incorporated in the
                                                 Cayman Islands with limited
                                                 liability)
-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON     PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS   AF-WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           Singapore

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  1,528,781,132 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     28.46%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              OO  (a company incorporated in
                                               Singapore with limited liability)
-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON        PACIFIC CENTURY INSURANCE HOLDINGS LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS    WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           Bermuda

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  2,007,830 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   2,007,830 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     2,007,830 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     0.04%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              OO  (a company incorporated in
                                               Bermuda with limited liability)
-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON             PACIFIC CENTURY INTERNATIONAL LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS    WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           Cook Islands

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  1,528,781,132 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     28.46%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              OO  (a company incorporated in Cook
                                               Islands with limited liability)
-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON    PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS    WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           Cayman Islands

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  1,528,781,132 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     28.46%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              OO  (a company incorporated in Cayman
                                               Islands with limited liability)
-------------------------------------------------------------------------------

CUSIP No. 694059106
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                       ANGLANG INVESTMENTS LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS    WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           British Virgin Islands

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  1,528,781,132 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     1,528,781,132 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     28.46%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              OO  (a company incorporated in BVI
                                               with limited liability)
-------------------------------------------------------------------------------

CUSIP No. 70454G207
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                             CHILTONLINK LIMITED
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     N/A

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                          (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS    WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION           British Virgin Islands

-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

                                   0
                             --------------------------------------------------
NUMBER OF SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  170,205,424 ordinary shares
PERSON WITH                  --------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   0
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   170,205,424 ordinary shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON

     170,205,424 ordinary shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW* (11)

     3.17%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON              OO  (a company incorporated in BVI
                                               with limited liability)
-------------------------------------------------------------------------------

Item 1:  Security and Issuer
         -------------------

          This statement on Schedule 13D relates to the ordinary shares, par value HK$0.25 per share (the "Shares") of PCCW Limited (the "Issuer"), a company incorporated in Hong Kong with limited liability. The principal executive offices of the Issuer are at 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong.

Item 2.  Identity and Background
         -----------------------

(a), (b), and (c): This Schedule 13D is being jointly filed by the following persons (each a "Reporting Person" and together, the "Reporting Persons"):

(1) Richard Li Tzar Kai ("Mr. Li") is the Chairman of the Issuer, Chairman and Chief Executive of the Pacific Century Group and Chairman of Pacific Century Regional Developments Limited. His business address is at 42nd Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong. The Issuer is a telecommunications services provider and an integrated communications company providing fixed-line telecommunications services, including internet access and multimedia content, systems integration, applications development, network integration, information technology, and other services throughout Hong Kong and Asia.

(2) Pacific Century Group Holdings Limited ("PCG") is a company incorporated in the British Virgin Islands with limited liability. The principal business of PCG is the investment in and holding of interests in companies engaged in digital technology, media development, real estate, communications infrastructure and financial services. The office of PCG's principal business and its principal executive offices are at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong. All of the issued share capital of PCG is owned by Mr. Li.

(3) Pacific Century Diversified Limited ("PCD") is a company incorporated in the Cayman Islands with limited liability. The principal business of PCD is the investment in and holding of interests in companies engaged in digital technology, media development, real estate and communications infrastructure. The office of PCD's principal business and its principal executive offices are at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong. PCD is a wholly-owned subsidiary of Chiltonlink Limited, all of whose issued share capital is owned by Mr. Li.

(4) Pacific Century Regional Developments Limited ("PCRD") is a company incorporated in Singapore with limited liability. The shares of PCRD are listed on the Singapore Exchange Securities Trading Limited. The principal business of PCRD includes the holding of interests in integrated communications, financial services, property investment and development and infrastructure, throughout the Asia-Pacific region. The office of PCRD's principal business and its principal executive offices are at 6 Battery Road, #38-02, Singapore 049909. Approximately 37.8% of the issued share capital of PCRD is owned by Anglang Investments Limited which is a wholly-owned subsidiary of Pacific Century Group (Cayman Islands) Limited ("PCGCI"). PCGCI also owns directly approximately 37.5% of the issued share capital of PCRD. All of the issued share capital of PCGCI is owned by Pacific Century International Limited which is, in turn, a wholly-owned subsidiary of PCG.

(5) Pacific Century Insurance Holdings Limited ("PCIHL") is a company incorporated in Bermuda with limited liability. Its ordinary shares are listed on The Stock Exchange of Hong Kong Limited. The principal business of PCIHL is the provision of life insurance and other types of insurance. The office of PCIHL's principal business and its principal executive offices are at 14/F, One Pacific Place, 88 Queensway, Admiralty, Hong Kong. Approximately 45.1% of the issued share capital of PCIHL is owned by PCRD.

(6) Pacific Century International Limited ("PCIL") is a company incorporated in the Cook Islands with limited liability. The principal business of PCIL is the investment in and holding of interests in Pacific Century Group (Cayman Islands) Limited. The office of PCIL's principal business and its principal executive offices are at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road., Central, Hong Kong. PCIL is a wholly-owned subsidiary of PCG.

(7) Pacific Century Group (Cayman Islands) Limited ("PCGCI") is a company incorporated in the Cayman Islands with limited liability. The principal business of PCGCI is the investment in and holding of interests in Anglang Investments Limited and PCRD. The office of PCGCI's principal business and its principal executive offices are at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road., Central, Hong Kong. PCGCI owns directly approximately 37.5% of the issued share capital of PCRD. PCGCI is a wholly-owned subsidiary of PCIL.

(8) Anglang Investments Limited ("Anglang") is a company incorporated in the British Virgin Islands with limited liability. The principal business of Anglang is the investment in and holding of interests in PCRD. The office of Anglang's principal business and its principal executive offices are at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road., Central, Hong Kong. Anglang owns directly approximately 37.8% of the issued share capital of PCRD. Anglang is a wholly-owned subsidiary of PCGCI.

(9) Chiltonlink Limited ("Chiltonlink") is a company incorporated in the British Virgin Islands with limited liability. The principal business of Chiltonlink is the investment in and holding of interests in PCD. The office of Chiltonlink's principal business and its principal executive offices are at c/o 38th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road., Central, Hong Kong. Chiltonlink's issued share capital is owned by Mr. Li.

          Information with respect to the directors and executive officers of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang and Chiltonlink is set forth on
Schedule I attached to the Schedule 13D, and is incorporated herein by reference.

          (d) and (e): During the last five years, none of the Reporting Persons, or to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Li is a citizen of Canada and the Hong Kong Special Administrative Region of the People's Republic of China.

Item 3:  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          As more fully described herein, on November 29, 2000, PCD, PCG and PCRD became irrevocably committed to purchase 378,151,937 Shares of the Issuer and warrants exercisable for an additional 756,303,874 Shares at an exercise price of HK$7.50 (US$0.9615) per share (the "Warrants") as a result of their firm commitment underwriting of an offering of rights and warrants by the Issuer (the "Rights Offering") and their respective entitlements under the Rights Offering as shareholders of the Issuer. The total aggregate purchase price paid for the Shares and Warrants was HK$2,457,987,590.50 (US$315,126,614.17).

          As a result of the Rights Offering: (i) PCG acquired 6,565,886 Shares and Warrants to purchase an additional 13,131,772 Shares of the Issuer for an aggregate purchase price of HK$42,678,259.00 (US$5,471,571.67); (ii) PCD acquired 35,058,855 Shares and Warrants to purchase an additional 70,117,710 Shares of the Issuer for an aggregate purchase price of HK$227,882,557.50 (US$29,215,712.50); and (iii) PCRD acquired 336,527,196 Shares and Warrants to purchase an additional 673,054,392 Shares of the Issuer for an aggregate purchase price of HK$2,187,426,774.00 (US$280,439,330.00). The warrants expired and were not exercised.

          On December 5, 2000, PCG acquired US$500 million 3.5% Convertible Guaranteed Bonds due 2005 issued by PCCW Capital Limited (formerly known as Tolworth Finance Limited) (the "Bonds") for an aggregate purchase price of US$500 million (HK$3,900 million). PCCW Capital Limited is a wholly-owned subsidiary of the Issuer and the Bonds are guaranteed by the Issuer. The Bonds were convertible into 495,884,161 Shares of the Issuer (constituting approximately 2.2% of the outstanding Shares as of December 11, 2000, after taking account of such conversion) based on a conversion price of US$1.0083 per Share with a fixed rate of exchange on conversion of US$1.00 = HK$7.865. The Bonds may be converted at any time during the period beginning one month after their issuance and ending at maturity.

          On December 12, 2000, PCG disposed of its entire holding of US$500 million of the principal amount of the Bonds through BNP Paribas Peregrine Securities Limited in Hong Kong at an aggregate price of US$500 million plus accrued and unpaid interest, or US$500,486,111.11.

          A US$500 million dollar bridge loan facility (the "Facility") provided by the Hong Kong branch of a foreign bank, was repaid by PCG on December 15, 2000 with working capital and the proceeds of the disposition described above.

          On December 5, 2000, PCRD acquired 12,500 American Depositary Receipts, each representing 10 ordinary shares on deposit with a custodian, for an aggregate purchase price of US$86,718.75 (HK$676,406.25).

          Mr. Li did not directly acquire any securities in the Issuer.

          The Shares and Warrants purchased by PCD were acquired with a combination of the proceeds of a loan from Mr. Li and working capital. The Shares, Warrants and Bonds purchased by PCG were acquired with a combination of the proceeds of a loan from Mr. Li and a US$500 million bridge loan facility provided by the Hong Kong branch of a foreign bank (the "Facility"). The Facility is attached hereto as Exhibit 2 and is incorporated in and made a part of this Amendment No. 4 to Schedule 13D in its entirety by this reference. The Shares and Warrants purchased by PCRD were acquired with a combination of working capital and an indirect loan from Mr. Li, made in accordance with the Letter Agreement between PCG, PCD and PCRD, described in Item 6 below. The loans from Mr. Li bear no interest and are repayable at such time as funds are available for that purpose.

Item 4:  Purpose of Transactions
         -----------------------

          The purpose of the acquisition of the Shares, American Depositary Receipts, Warrants and the Bonds was for investment.

          Except as otherwise described in this Schedule 13D, neither the Reporting Persons nor the persons listed on Schedule I currently have any plans or proposals which relate to or would result in any transaction, event or action enumerated in the paragraphs of Item 4 of the Form of Schedule 13D.

          Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, alternative investment opportunities and financial considerations of the Reporting Persons and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Reporting Persons (and their respective affiliates) may purchase additional Shares, American Depositary Receipts, Warrants or Bonds or other securities of the Issuer or may sell or transfer Shares, American Depositary Receipts, Warrants or Bonds (or any of the Shares into which such Bonds are converted) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Shares, Bonds or other securities. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and have similar reservations.

Item 5:  Interest in Securities of the Issuer.
         -------------------------------------

(a) As of January 8, 2003, every five Shares of HK$0.05 was consolidated, each in the issued and unissued share capital of the Company, into one new Share of HK$0.25.

     As of July 25, 2003, subscription for 715,000,000 new Shares was completed between the Issuer and PCRD (see "Item 6. Material Contracts"). The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is therefore based on 5,368,754,074 Shares outstanding, which is the total number of shares outstanding as of July 25, 2003 according to information provided by the Issuer.

          As of July 25, 2003:

(1) Mr. Li does not own directly any Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), Mr. Li may be deemed to own beneficially the 1,720,143,974 Shares (constituting approximately 32.02% of the Shares outstanding) beneficially owned by PCG, PCD, PCRD and PCIHL.

(2) PCG owns 20,354,286 Shares of the Issuer directly, constituting approximately 0.38% of the Shares outstanding. By reason of the provisions of Rule 13d-3 under the Act, PCG may be deemed to own beneficially the 1,526,773,302 Shares (constituting approximately 28.44% of the Shares outstanding) owned beneficially by PCRD, the 2,007,830 Shares (constituting approximately 0.04% of the Shares outstanding) owned beneficially by PCIHL and 803,132 shares into which its holding of PCCW Capital Limited's 3.5% guaranteed convertible bonds due December 5, 2005 are convertible. As a result, PCG may be deemed to own beneficially a total of 1,549,938,550 Shares, constituting approximately 28.85% of the Shares outstanding.

(3) PCD owns directly 170,205,424 Shares of the Issuer, constituting approximately 3.17% of the Shares outstanding.

(4) PCRD owns directly 1,526,773,302 Shares of the Issuer, constituting approximately 28.44% of the Shares outstanding. By reason of the provisions of Rule 13d-3 under the Act, PCRD may be deemed to own beneficially the 2,007,830 Shares (constituting approximately 0.04% of the Shares outstanding) owned beneficially by PCIHL. As a result, PCRD may be deemed to own beneficially a total of 1,528,781,132 Shares, constituting approximately 28.46% of the Shares outstanding.

(5) PCIHL owns directly no Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, PCIHL may be deemed to own beneficially 2,007,830 Shares owned by Pacific Century Insurance Company Limited ("PCI") into which its holding of PCCW Capital Limited's 3.5% guaranteed convertible bonds due December 5, 2005 are convertible. PCI is an indirect wholly-owned subsidiary of PCIHL.

(6) PCIL owns directly no Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, PCIL may be deemed to own beneficially the 1,526,773,302 Shares (constituting approximately 28.44% of the Shares outstanding) owned beneficially by PCRD and the 2,007,830 Shares (constituting approximately 0.04% of the Shares outstanding) owned beneficially by PCIHL. As a result, PCIL may be deemed to own beneficially a total of 1,528,781,132 Shares, constituting approximately 28.46% of the Shares outstanding.

(7) PCGCI owns directly no Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, PCGCI may be deemed to own beneficially the 1,526,773,302 Shares (constituting approximately 28.44% of the Shares outstanding) owned beneficially by PCRD and the 2,007,830 Shares (constituting approximately 0.04% of the Shares outstanding) owned beneficially by PCIHL. As a result, PCGCI may be deemed to own beneficially a total of 1,528,781,132 Shares, constituting approximately 28.46% of the Shares outstanding.

(8) Anglang owns directly no Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, Anglang may be deemed to own beneficially the 1,526,773,302 Shares (constituting approximately 28.44% of the Shares outstanding) owned beneficially by PCRD and the 2,007,830 Shares (constituting approximately 0.04% of the Shares outstanding) owned beneficially by PCIHL. As a result, Anglang may be deemed to own beneficially a total of 1,528,781,132 Shares, constituting approximately 28.46% of the Shares outstanding.

(9) Chiltonlink owns directly no Shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, Chiltonlink may be deemed to own beneficially the 170,205,424 Shares (constituting approximately 3.17% of the Shares outstanding) owned beneficially by PCD.

          (b) As of July 25, 2003:

(1) By virtue of (i) Mr. Li's ownership and control of PCG and PCD, and (ii) PCG's indirect controlling interest in PCRD and PCIHL, Mr. Li may be deemed to have the indirect power to vote and direct the disposition of the Shares held or beneficially owned by PCG, PCD, PCRD and PCIHL. Pursuant to the Security Agreement and the Securities Lending Agreement (as defined below), Mr. Li may not have the indirect power to vote and direct the disposition of up to 104,000,000 (after consolidation) (as adjusted pursuant to the Securities Lending Agreement) of the Shares held by PCRD if those Shares are lent to Intel Capital Corporation ("Intel") but are not in Intel's possession. In addition, the Securities Lending Agreement and the Share Charge Agreement effectively prevent Mr. Li from indirectly voting the Shares held by PCRD that have been (i) lent to Intel pursuant to the Securities Lending Agreement or (ii) assigned to the security trustee pursuant to the Share Charge Agreement in a manner that adversely affects the rights or position of Intel as further described in the Securities Lending and Share Charge Agreements.

(2) PCG has the shared power to vote and direct the disposition of the 20,354,286 Shares that it beneficially owns directly. By virtue of PCG's indirect control of 75.3% of the issued capital stock of PCRD, it also may be deemed to share the indirect power to vote and direct the disposition of the Shares held or beneficially owned by PCRD and PCIHL. Pursuant to the Security Agreement and the Securities Lending Agreement (as defined below), PCG may not have the indirect power to vote and direct the disposition of up to 104,000,000 (after consolidation) (as adjusted pursuant to the Securities Lending Agreement) of the Shares held by PCRD if those Shares are lent to Intel but are not in Intel's possession. In addition, the Securities Lending Agreement and the Share Charge Agreement effectively prevent PCG from indirectly voting the Shares held by PCRD that have been (i) lent to Intel pursuant to the Securities Lending Agreement or (ii) assigned to the security trustee pursuant to the Share Charge Agreement in a manner that adversely affects the rights or position of Intel as further described in the Securities Lending and Share Charge Agreements.

(3) PCD has the shared power to vote and direct the disposition of the 170,205,424 Shares that it beneficially owns.

(4) PCRD has the shared power to vote and direct the disposition of the 1,526,773,302 Shares that it beneficially owns directly. By virtue of PCRD's control of 45.1% of the issued capital stock of PCIHL, it also may be deemed to share indirectly the power to vote and direct the disposition of the Shares beneficially owned by PCIHL. Pursuant to the Security Agreement and the Securities Lending Agreement (as defined below), PCRD may not have the power to vote and direct the disposition of up to 104,000,000 (as adjusted pursuant to the Securities Lending Agreement) of the Shares held by PCRD if those Shares are lent to Intel but are not in Intel's possession. In addition, PCRD is prohibited by the Securities Lending Agreement and the Share Charge Agreement from voting the Shares held by PCRD that have been (i) lent to Intel pursuant to the Securities Lending Agreement or (ii) assigned to the security trustee pursuant to the Share Charge Agreement in a manner that adversely affects the rights or position of Intel as further described in the Securities Lending and Share Charge Agreements.

(5) PCIHL has the share power to vote and direct the disposition of the 2,007,830 Shares (owned by PCI) that it beneficially owns.

(6) By virtue of PCIL's indirect control of 75.3% of the issued capital stock of PCRD, it also may be deemed to share the indirect power to vote and direct the disposition of the Shares held or beneficially owned by PCRD and PCIHL. Pursuant to the Security Agreement and the Securities Lending Agreement (as defined below), PCIL may not have the indirect power to vote and direct the disposition of up to 104,000,000 (as adjusted pursuant to the Securities Lending Agreement) of the Shares held by PCRD if those Shares are lent to Intel but are not in Intel's possession. In addition, the Securities Lending Agreement and the Share Charge Agreement effectively prevent PCIL from indirectly voting the Shares held by PCRD that have been (i) lent to Intel pursuant to the Securities Lending Agreement or (ii) assigned to the security trustee pursuant to the Share Charge Agreement in a manner that adversely affects the rights or position of Intel as further described in the Securities Lending and Share Charge Agreements.

(7) By virtue of PCGCI's indirect control of 75.3% of the issued capital stock of PCRD, it also may be deemed to share the indirect power to vote and direct the disposition of the Shares held or beneficially owned by

     PCRD and PCIHL. Pursuant to the Security Agreement and the Securities Lending Agreement (as defined below), PCGCI may not have the indirect power to vote and direct the disposition of up to 104,000,000 (as adjusted pursuant to the Securities Lending Agreement) of the Shares held by PCRD if those Shares are lent to Intel but are not in Intel's possession. In addition, the Securities Lending Agreement and the Share Charge Agreement effectively prevent PCGCI from indirectly voting the Shares held by PCRD that have been (i) lent to Intel pursuant to the Securities Lending Agreement or (ii) assigned to the security trustee pursuant to the Share Charge Agreement in a manner that adversely affects the rights or position of Intel as further described in the Securities Lending and Share Charge Agreements.

(8) By virtue of Anglang's direct control of 37.8% of the issued capital stock of PCRD, it also may be deemed to share the indirect power to vote and direct the disposition of the Shares held or beneficially owned by PCRD and PCIHL. Pursuant to the Security Agreement and the Securities Lending Agreement (as defined below), Anglang may not have the indirect power to vote and direct the disposition of up to 104,000,000 (as adjusted pursuant to the Securities Lending Agreement) of the Shares held by PCRD if those Shares are lent to Intel but are not in Intel's possession. In addition, the Securities Lending Agreement and the Share Charge Agreement effectively prevent Anglang from indirectly voting the Shares held by PCRD that have been (i) lent to Intel pursuant to the Securities Lending Agreement or (ii) assigned to the security trustee pursuant to the Share Charge Agreement in a manner that adversely affects the rights or position of Intel as further described in the Securities Lending and Share Charge Agreements.

(9) By virtue of Chiltonlink's direct control of 100% of the issued capital stock of PCD, it may be deemed to share the indirect power to vote and direct the disposition of the Shares held or beneficially owned by PCD.

          (c) The filing persons have effected the following transactions in Shares (or securities convertible into or exchangeable for Shares) that were not previously reported in Amendment No. 3 to this Schedule 13D in the last sixty days:

          On July 25, 2003, the Issuer and PCRD completed certain transactions described in Item 6 below.

          (d) To the best of the knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by such Reporting Persons, except that pursuant to the Securities Lending Agreement (as defined below), (i) PCRD only has the right to receive or the power to direct the receipt of dividends from Shares lent to Intel that are not in Intel's possession to the extent that Intel receives such dividends and (ii) PCRD does not have the right to receive or the power to direct the receipt of proceeds from the sale of Shares lent to Intel until such Shares have been returned to PCRD.

          (e) not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ---------------------------------------------------------------------

Underwriting Agreements
-----------------------

          On October 23, 2000, PCG, PCD and PCRD each entered into conditional underwriting agreements with the Issuer for the firm commitment underwriting of rights shares to certain qualifying shareholders of the Issuer in the proportion of 30 rights shares for every 1,000 existing Shares held (the "Rights Issue") at a price of HK$6.50 per rights share to be offered. The conditional underwriting agreements were each amended and restated by a supplemental share underwriting agreement on November 9, 2000 (as amended and restated, the "Underwriting Agreements"). PCG, PCD and PCRD's obligations under the Underwriting Agreements were conditional on the receipt of regulatory approvals and certain other matters. All of the conditions were met and the Underwriting Agreements became unconditional as of November 29, 2000. The Rights Issue was completed on December 5, 2000.

          Pursuant to the Underwriting Agreements, each of PCG, PCD and PCRD undertook to take up their respective entitlements as existing shareholders of the Issuer in rights to acquire a total of 243,434,553 Shares, except to the extent that the Issuer needed additional rights shares to top up odd lots on behalf of other shareholders participating in the offering. PCG, PCD and PCRD agreed to underwrite the remaining rights shares (not less than 393,853,771 rights shares) on a firm commitment basis severally in the following proportions: 89.0% by PCRD, 1.7% by PCG and 9.3% by PCD. Under the Underwriting Agreements, each of PCG, PCD and PCRD was entitled to a fee of 1% of the aggregate purchase price of their respective proportions of the underwritten rights shares. PCG, PCD and PCRD received aggregate fees of HK$444,503.74 (US$56,987.66), HK$2,373,448.25 (US$304,288.24) and
HK$22,782,543.13 (US$2,920,838.86) respectively in connection with their underwriting of the Rights Issue.

          The Underwriting Agreements are incorporated by reference to the original Schedule 13D and made a part of this Amendment No. 4 to Schedule 13D in their entirety by this reference.

Letter Agreement with PCRD
--------------------------

          On October 23, 2000, PCD and PCG entered into a Letter Agreement with PCRD in which they undertook to support PCRD's obligation to underwrite the shares under the Rights Issue on a firm commitment basis up to a maximum of US$350 million. The Letter Agreement contemplates that PCD and/or PCG may provide direct loans to PCRD to support its acquisition of Shares pursuant to its underwriting commitment. Such loans will be interest free and are repayable at such time or times as PCRD has funds available for that purpose. As at December 5, 2000, PCG extended a loan of approximately HK$1,373,564,400.00 (US$176,098,000) to PCRD for purposes of its acquisition of Shares in accordance with its underwriting commitments.

          The Letter Agreement among PCD, PCG and PCRD is incorporated by reference to the original Schedule 13D and made a part of this Amendment No. 4 to Schedule 13D in its entirety by this reference.

Warrants
--------

          Pursuant to a separate instrument executed by the Issuer by way of a deed poll (the "Instrument"), the Issuer issued two Warrants per each rights share acquired by participants in the Rights Issue. As a result of their participation in the Rights Issue, PCG, PCD and PCRD acquired Warrants to purchase 756,303,874 Shares. The Warrants were exercisable at any time during the period ending one year after the date of issuance at a price of HK$7.50 (US$0.9615) per Share (such exercise price will be adjusted in accordance with customary anti-dilution provisions). The Warrants lapsed one year from the date of their issue.

          The Instrument is incorporated by reference to the original Schedule 13D and made a part of this Amendment No. 4 in its entirety by this reference.

Convertible Bonds due 2005
--------------------------

          On December 5, 2000, PCCW Capital Limited completed the placement of US$1.1 billion (HK$8.58 billion) of 3.5% Convertible Guaranteed Bonds due 2005 ("Bonds due 2005"). These bonds are guaranteed by the Issuer as the sole shareholder of PCCW Capital Limited. PCG purchased US$500 million of the Bonds due 2005 pursuant to an Amended and Restated Subscription Agreement dated December 5, 2000 (the "Subscription Agreement"). The Subscription Agreement is incorporated by reference to the original Schedule 13D and made a part of this Amendment No. 4 to Schedule 13D in its entirety by this reference.

          Pursuant to a deed of trust between The Law Debenture Trust Corporation plc, PCCW Capital Limited (formerly known as Tolworth Finance Limited) and the Issuer, dated as of December 5, 2000 (the "Deed of Trust"), the Bonds due 2005 are convertible into Shares at a conversion price of US$1.0083 per Share with a fixed rate of exchange of US$1.00 = HK$7.865. The conversion price will be adjusted in accordance with customary anti-dilution provisions. The Bonds due 2005 are convertible into Shares from January 5, 2001 up to and including November 21, 2005.

          As a result of the consolidation of PCCW shares, conversion price was adjusted to US$5.0415 per share. The conversion price was further adjusted to US$4.985 per share due to a placement of shares on July 17, 2003, as further discussed below under "Placement Agreement and Subscription Agreement."

          The Deed of Trust is incorporated by reference to the original
Schedule 13D and made a part of this Amendment No. 4 to Schedule 13D in its entirety by this reference.

PCRD Exchangeable Bonds
-----------------------

          On December 7, 2001 PCRD completed the placement of US$250,000,000 of 3% secured redeemable exchangeable bonds due 2006 (the "AIG Bonds"). Pursuant to the deed poll constituting the AIG Bonds (the "Deed Poll"), each holder of the AIG Bonds will have the right at any time prior to maturity to exchange all or any of the AIG Bonds held by it for Shares of the Issuer held by PCRD. The initial exchange price for the AIG Bonds was the U.S. dollar equivalent of HK$2.29 per Share (converted into U.S. dollars at the spot buying rate prevailing at noon (Hong Kong time) of The Hongkong and Shanghai Banking Corporation Limited (the "Exchange Rate") on the relevant date), subject to adjustment in the manner set out in the Deed Poll.

          The Deed Poll also provides that PCRD has the option on the fourth anniversary of the issuance of the AIG Bonds to redeem a portion of the AIG Bonds using Shares it holds. The number of Shares to be transferred to holders of AIG Bonds in connection with a redemption is determined by a formula set out in the Deed Poll and depends, among other things on (i) PCRD's determination as to the mix of cash and Shares that it will use in redeeming a portion of the AIG Bonds, (ii) the principal amount of the AIG Bonds outstanding on the fourth anniversary of the issuance of the AIG Bonds, (iii) the closing price of the Shares on the Stock Exchange of Hong Kong Limited during the 30 trading days preceding the redemption, and (iv) the Exchange Rate in effect on the business day preceding the date of redemption.

          The Deed Poll is amended pursuant to a "Pre-emption Side Letter," dated October 11, 2001 (the "Pre-emptive Letter"), in which PCRD is granted a right of first refusal over the sale of AIG Bonds by any of the initial purchasers where the "current market price" of a Share is less than the exchange price for the AIG Bonds (as adjusted in accordance with the Deed
Poll).

          The Deed Poll and Pre-emptive Letter are incorporated by reference to Amendment No. 2 to Schedule 13D and made a part of this Amendment No. 4 to
Schedule 13D in their entirety by this reference.

Share Charge Agreement
----------------------

          In connection with the issuance of the AIG Bonds, PCRD entered into a share charge agreement dated December 7, 2001 (the "Share Charge Agreement") by which PCRD initially mortgaged 1,277,195,000 of the Shares that it holds to a security trustee for and on behalf of the holders of the AIG Bonds. The number of Shares mortgaged on behalf of the holders of the AIG Bonds pursuant to the Share Charge Agreement will be adjusted so that on each anniversary of PCRD's entry into the Share Charge Agreement the value of the mortgaged Shares (based on the closing price on The Stock Exchange of Hong Kong on that day) is 150% of the aggregate outstanding principal amount of the AIG Bonds.

          The Share Charge Agreement is incorporated by reference to Amendment No. 2 to Schedule 13D and made a part of this Amendment No. 4 in their entirety by this reference.

PCRD Exchangeable Bonds Subscription Agreement
----------------------------------------------

          In connection with the placement of the AIG Bonds, PCRD has entered into a subscription agreement, dated October 11, 2001 (the "Subscription Agreement") in which PCRD has agreed with the initial purchasers of the AIG Bonds that, for two years from the date of the Subscription Agreement, it will not, and it will procure that its subsidiaries and the Issuer will not, offer, sell or otherwise dispose of Shares without their prior written consent such that immediately following the disposal, PCRD and Mr. Li, together, cease to control the Issuer or certain of PCRD's subsidiaries.

          The Subscription Agreement is incorporated by reference to Amendment No. 2 to Schedule 13D and made a part of this Amendment No. 4 in their entirety by this reference.

Supplemental Deed Poll with respect to AIG Bonds
------------------------------------------------

          The Supplemental Deed Poll was entered into on June 12, 2003 by PCRD, relating to the US$250,000,000 exchangeable AIG Bonds.

          The initial exchange price will be US dollar equivalent of HK$8.50 per Share of HK$0.25 par value (converted into U.S. dollars at the spot buying rate prevailing at noon (Hong Kong time) of The Hongkong and Shanghai Banking Corporation Limited (the "Exchange Rate") on the relevant date), subject to adjustment in the manner set out in the Supplemental Deed Poll. If all of the AIG Bonds are exchanged for Shares at the initial exchange price, PCRD's interest in the Issuer would be reduced by 229,378,842 Shares to 1,299,402,290 Shares, constituting approximately 24.20% of the Shares outstanding (assuming an exchange rate of HK$7.7988 to US$1.00, the Exchange Rate on July 31, 2003). As a result of the reduction of PCRD's interest in the Issuer, (i) PCG's beneficial interest in the Issuer would be reduced by 229,378,842 Shares to 1,320,559,708 Shares, constituting approximately 24.59 % of the Shares outstanding and (ii) Mr. Li's beneficial interest in the Issuer would also be reduced by 229,378,842 Shares to 1,490,765,132 Shares, constituting approximately 27.76 % of the Shares outstanding.

          Under the Supplemental Deed Poll, PCRD also has an option of an early redemption, where PCRD may, having given notice (which notice shall be irrevocable) to the bondholders not more than 90 days nor less than such date as is 5 business days after such 90th day prior to the fourth anniversary of the Issue Date (as defined in the Supplemental Deed Poll), redeem such number as PCRD shall in its absolute discretion determine of outstanding AIG Bonds with a principal amount up to the figure calculated as follows:

              A - US$50,000,000
              -----------------
                      2

(where A is the total principal amount of the Bonds outstanding at the fourth anniversary of the Issue Date) at the Early Redemption Amount (as defined in the Supplemental Deed Poll with respect to AIG Bonds) together with any additional amounts due in respect of such AIG Bonds on the fourth anniversary of the Issue Date. The Early Redemption Amount means its principal amount plus a premium of 3 percent per annum, calculated based on the number of days from, and including, the Issue Date to, but excluding, the date for redemption, on the basis of a year of 360 days consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed, compounded annually and rounded up to the nearest cent.

          The Supplemental Deed Poll with respect to AIG Bonds is attached as
Exhibit 17 and is incorporated in and made a part of this Amendment No. 4 in its entirety by this reference.

PCRD 3% Redeemable Exchangeable Bonds due 2006 to 2007
------------------------------------------------------

          On January 15, 2002 PCRD completed the placement of US$100,000,000 of 3% secured redeemable exchangeable bonds due 2006 to 2007 (the "Intel Bonds"). Pursuant to the deed poll constituting the Intel Bonds (the "Deed Poll"), each holder of the Intel Bonds will have the right at any time prior to maturity to exchange all or any of the Intel Bonds held by it in lots of US$5,000,000 or integral multiples thereof for Shares of the Issuer held by PCRD. The initial exchange price for the Intel Bonds was the U.S. dollar equivalent of HK$2.50 per Share (converted into U.S. dollars at a fixed exchange rate of US$1 = HK$7.7997), subject to adjustment in the manner set out in the Deed Poll. As a result of the consolidation of PCCW shares, conversion price was adjusted to HK$12.5 per share. The conversion price was further adjusted to HK$12.35 per share due to a placement of 715 million Shares on July 17, 2003, as further discussed below under "Placement Agreement and Subscription Agreement."

          If all of the Intel Bonds are exchanged for Shares at the current conversion price, PCRD's interest in the Issuer would be reduced by 63,155,235 Shares to 1,465,625,897 Shares, constituting approximately 27.30% of the Shares outstanding (based on the fixed exchange rate of HK$7.7997 to US$1.00). As a result of the reduction of PCRD's interest in the Issuer, (i) PCG's beneficial interest in the Issuer would be reduced by 63,155,235 Shares to 1,486,783,315 Shares, constituting approximately 27.69% of the Shares outstanding and (ii) Mr. Li's beneficial interest in the Issuer would also be reduced by 63,155,235 Shares to 1,656,988,739 Shares, constituting approximately 30.86 % of the Shares outstanding.

          The Deed Poll requires PCRD to redeem a portion of the Intel Bonds on three dates: January 15, 2006, July 15, 2006 and January 15, 2007. Approximately one-third of the principal amount of the Intel Bonds are to be redeemed on each date, adjusted to reflect the principal amount of Intel Bonds previously redeemed or exchanged. Under certain conditions, PCRD has the option to redeem a portion of the Intel Bonds using Shares it holds, provided that if the aggregate principal amount of Intel Bonds to be redeemed on the final redemption date is US$20,000,000 or less, then the redemption will be settled solely in cash. The number of Shares to be transferred to holders of Intel Bonds in connection with a redemption is determined by a formula set out in the Deed Poll and depends, among other things on (i) PCRD's determination as to the mix of cash and Shares that it will use in redeeming a portion of the Intel Bonds, (ii) the closing price of the Shares on The Stock Exchange of Hong Kong Limited during the 30 trading days preceding the redemption, and (iii) the exchange rate in effect on each of the 30 trading days preceding the date of redemption.

          The Deed Poll is incorporated by reference to Amendment No. 3 to
Schedule 13D and made a part of this Amendment No. 4 in their entirety by this reference.

Securities Lending Agreement
----------------------------

          In connection with the issuance of the Intel Bonds, PCRD entered into a securities lending agreement, dated January 14, 2002 (the "Securities Lending Agreement") by which PCRD lent 104,000,000 Shares (after consolidation of shares as adjusted pursuant to the Securities Lending Agreement) to Intel, such number of shares. The Securities Lending Agreement provides that from time to time PCRD will lend additional Shares to Intel upon request and in accordance with the terms of the Agreement, but in no event shall more than 104,000,000 (after consolidation of shares as adjusted pursuant to the Securities Lending Agreement) Shares be lent at any one time. Pursuant to the Securities Lending Agreement, voting rights in respect of the Shares lent by PCRD to Intel will be exercised in accordance with the instructions of PCRD, provided that the rights or position of Intel are not affected as further described in the Agreement and that the relevant Shares are in the possession of Intel.

          The Securities Lending Agreement is incorporated by reference to Amendment No. 3 to Schedule 13D and made a part of this Amendment No. 4 in their entirety by this reference.

Security Agreement
------------------

          In connection with the issuance of the Intel Bonds, PCRD entered into a security agreement dated January 14, 2002 (the "Security Agreement") by which PCRD initially mortgaged certain of its rights as lender under the Securities Lending Agreement, and all of its right, title, benefit and interest in, to and under all Shares, warrants, cash and other securities and property returned pursuant to the Securities Lending Agreement upon an event of default by PCRD, to a security trustee for and on behalf of the holders of the Intel Bonds. Pursuant to the Security Agreement, the number of Shares loaned in accordance with the Securities Lending Agreement will be adjusted up or down based on the market value of the Shares on the last business day of each calendar month so that the value of the Shares loaned is not less than 158% of the aggregate outstanding principal amount of the Intel Bonds. However, in no event will the number of Shares loaned exceed 104,000,000 (after consolidation of shares as adjusted pursuant to the Securities Lending Agreement). In the event that on the last business day of the calendar month the aggregate market value of the Shares loaned pursuant to the Securities Lending Agreement and the Shares that are assigned and transferred to the security trustee pursuant to the Share Charge Agreement is less than 148% of the aggregate outstanding principal amount of the Intel Bonds, PCRD has agreed pursuant to the Security Agreement to assign and transfer to the security trustee the number of Shares necessary to cause the aggregate market value of the Shares loaned pursuant to the Securities Lending Agreement and the Shares assigned and transferred to the security trustee pursuant to the Share Charge Agreement to be not less than 158% of the aggregate outstanding principal amount of the Intel Bonds. In the event that on the last business day of the calendar month the aggregate market value of the Shares loaned pursuant to the Securities Lending Agreement and the Shares that are assigned and transferred to the security trustee pursuant to the Share Charge Agreement is greater than 168% of the aggregate outstanding principal amount of the Intel Bonds, the security trustee has agreed pursuant to the Security Agreement to return (including, if necessary, by requesting the return of borrowed Shares) to PCRD upon notice the number of Shares necessary to cause the aggregate market value of the Shares loaned pursuant to the Securities Lending Agreement and the Shares assigned and transferred to the security trustee pursuant to the Share Charge Agreement to be 158% of the aggregate outstanding principal amount of the Intel Bonds.

          The Security Agreement is incorporated by reference to Amendment No. 3 to Schedule 13D and made a part of this Amendment No. 4 of Schedule 13D in their entirety by this reference.

Share Charge Agreement
----------------------

          In connection with the issuance of the Intel Bonds, PCRD has entered into a share charge agreement dated January 14, 2002 (the "Share Charge Agreement") in which PCRD initially assigned and transferred by way of first fixed legal mortgage 21,569,000 Shares to a security trustee for and on behalf of the holders of the Intel Bonds. The number of Shares so assigned and transferred will be adjusted to include those Shares, if any, that are assigned and transferred pursuant to the Security Agreement, so that on the last business day of each calendar month the aggregate market value of the Shares loaned pursuant to the Securities Lending Agreement and the Shares assigned and transferred to the security trustee pursuant to the Share Charge Agreement will not be less than 158% of the aggregate outstanding principal amount of the Intel Bonds. Pursuant to the Share Charge Agreement, voting rights in respect of the Shares assigned and transferred to the security trustee will be exercised in accordance with the instructions of PCRD, provided that the rights or position of Intel are not affected as further described in the Agreement.

          The Share Charge Agreement is incorporated by reference to Amendment No. 3 to Schedule 13D and made a part of this Amendment No. 4 to Schedule 13D in their entirety by this reference.

PCRD Exchangeable Bonds Subscription Agreement
----------------------------------------------

          In connection with the placement of the Intel Bonds, PCRD has entered into a subscription agreement, dated January 14, 2002 (the "Subscription Agreement") in which PCRD has agreed with the initial purchasers of the Intel Bonds that, for two years from the date of the Subscription Agreement, it will not, and it will procure that its subsidiaries and the Issuer will not, offer, sell or otherwise dispose of Shares without their prior written consent such that immediately following the disposal, PCRD and Mr. Li, together, cease to control the Issuer or certain of PCRD's subsidiaries.

          The Subscription Agreement is incorporated by reference to Amendment No. 3 and made a part of this Amendment No. 4 to Schedule 13D in their entirety by this reference.

Supplemental Deed Poll with Respect to the Intel Bonds
------------------------------------------------------

          The Supplemental Deed Poll entered into on June 11, 2003 added new restrictions on PCCW shareholdings. Under the terms and conditions of the Bonds, other than as a result of exercise of conversion rights under existing PCCW bonds, options or redemption of PCRD bonds issued to AIG or Intel:

(i) Direct and indirect effective shareholding of PCRD and Mr. Li in PCCW shall be at least 28% of the issued capital of PCCW

(ii) Direct and indirect effective shareholding of PCRD in PCCW shall be at least 25% of the issued share capital of PCCW; or

(iii) PCRD & Mr. Li together cannot sell, transfer, or otherwise dispose of an aggregate effective direct and indirect interest in more than 5% of the issued share capital of PCCW.


          The Supplemental Deed Poll is attached as Exhibit 18 and is incorporated in and made a part of this Amendment No. 4 in its entirety by this reference.

Amendment to the Subscription Agreement
---------------------------------------

          In connection with the Intel Bonds, a letter agreement (the "Letter Agreement") amending the

Subscription Agreement was entered into by and among PCRD, Intel and The Development Bank of Singapore Limited, on June 11, 2003. The amendment constituted of the following:

          PCRD shall not, and will procure that PCCW and other members of the Group shall not, without the prior written consent of the Subscriber (which consent shall not be unreasonably delayed or withheld) offer, sell, issue or otherwise dispose of any shares or other securities or interests in shares or other securities, or agree to do any of the aforesaid, such that immediately following such disposal or other action, (i) the direct and indirect shareholding of PCRD and Mr. Li in PCCW shall fall below an aggregate of 28% of the issued share capital of PCCW, or (ii) the direct and indirect shareholding of PCRD in PCCW shall fall below 25% of the issued share capital of PCCW, in each case, other than as a result of the exercise of conversion rights under existing PCCW bonds, options and redemption of PCRD bonds issued to AIG.

          The Letter Agreement amending the Subscription Agreement is attached as Exhibit 19 and is incorporated in and made a part of this Amendment No. 4 in its entirety by this reference.

Placement Agreement and Subscription Agreement
----------------------------------------------

          On July 17, 2003, PCRD and the Issuer entered into a placing agreement with Citigroup Global Markets Asia Limited ("Placing Agreement"), pursuant to which Citigroup Global Markets Asia Limited will purchase or procure purchasers to acquire and PCRD will sell 715,000,000 existing Shares at a price of HK$4.40 per Share. The Shares to be placed represent approximately 15.36% of the existing issued share capital of the Company of 4,653,754,074 Shares and approximately 13.32% of the Issuer's issued share capital as enlarged by the subscription and issue of 715,000,000 new Shares (as noted below). The placing pursuant to the Placing Agreement was completed on July 21, 2003.

          As a result of this placement, the conversion price of the 3.5% Convertible Guaranteed Bonds due 2005 was adjusted to US$4.9805 per Share. In addition, the conversion price of the Intel Bonds was adjusted to HK$12.35 per Share.

          On the same day, the Issuer and PCRD entered into a subscription agreement, pursuant to which PCRD has conditionally agreed to subscribe for 715,000,000 new Shares ("Subscription Agreement"). Upon fulfillment of the conditions to the Subscription Agreement, the subscription was completed on July 25, 2003.

          The Placing Agreement and the Subscription Agreement are attached as
Exhibit 20 and are incorporated in and made a part of this Amendment No. 4 in their entirety by this reference.

Item 7:  Material to be Filed as Exhibits.
         ---------------------------------

               Exhibit 1: Joint Filing Agreement, dated as of December 11, 2000 (incorporated by reference to the original
                              Schedule 13D)
               Exhibit 2: Bridge Loan Facility Letter dated November 30, 2000 and Drawdown Notice dated December 1, 2000 (incorporated by reference to the original
                              Schedule 13D)
               Exhibit 3:     (a)   Underwriting Agreement, dated October 23,
                                    2000, between Pacific Century CyberWorks
                                    Limited and Pacific Century Group Holdings
                                    Limited (incorporated by reference to the original Schedule 13D)
                              (b)   Supplemental Agreement to the Underwriting
                                    Agreement, dated November 9, 2000, between
                                    Pacific Century CyberWorks Limited and
                                    Pacific Century Group Holdings Limited
                                    (incorporated by reference to the original
                                    Schedule 13D)
                              (c)   Underwriting Agreement, dated October 23,
                                    2000, between Pacific Century CyberWorks
                                    Limited and Pacific Century Diversified
                                    Limited (incorporated by reference to the original Schedule 13D)
                              (d)   Supplemental Agreement to the Underwriting
                                    Agreement, dated November 9, 2000, between
                                    Pacific Century CyberWorks Limited and
                                    Pacific Century Diversified Limited
                                    (incorporated by reference to the original
                                    Schedule 13D)
                              (e)   Underwriting Agreement, dated October 23,
                                    2000, between Pacific Century CyberWorks
                                    Limited and Pacific Century Regional
                                    Developments Limited

                                    (incorporated by reference to the original
                                    Schedule 13D)
                              (f) Supplemental Agreement to the Underwriting Agreement, dated November 9, 2000, between Pacific Century CyberWorks Limited and Pacific Century Regional Developments Limited (incorporated by reference to the original Schedule 13D)
               Exhibit 4: Letter Agreement dated October 23, 2000 among Pacific Century Group Holdings Limited, Pacific Century Diversified Limited and Pacific Century Regional Developments Limited (incorporated by reference to the original Schedule 13D)
               Exhibit 5: Warrant Instrument, dated December 4, 2000 (incorporated by reference to the original
                              Schedule 13D)
               Exhibit 6: Amended and Restated Subscription Agreement, dated December 5, 2000, among PCCW Capital Limited, Pacific Century CyberWorks Limted and Pacific Century Group Holdings Limited (incorporated by reference to the original
                              Schedule 13D)
               Exhibit 7: Deed of Trust among PCCW Capital Limited, Pacific Century CyberWorks and The Law Debenture Trust Corporation plc, dated December 5, 2000 (incorporated by reference to the original
                              Schedule 13D)
               Exhibit 8: Deed Poll relating to US$250,000,000 secured redeemable exchangeable bonds due 2006 exchangeable for ordinary shares of HK$0.05 par value each of Pacific Century CyberWorks Limited, dated December 7, 2001 (incorporated by reference to Amendment No. 2)
               Exhibit 9: Pre-Emption Side Letter among Pacific Century Regional Developments Limited, AIG Investment Corporation (Asia) Limited, AIG Asian Infrastructure Fund II L.P., American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P., dated October 11, 2001 (incorporated by reference to Amendment No. 2)
               Exhibit 10: Share Charge Agreement between Pacific Century Regional Developments Limited and AIG Investment Corporation (Asia) Limited, dated December 7, 2001 (incorporated by reference to Amendment No.
                              2)
               Exhibit 11: Subscription Agreement among AIG Asian Infrastructure Fund II LP, American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P., dated October 11, 2001 (incorporated by reference to Amendment No. 2)
               Exhibit 12: Deed Poll relating to US$100,000,000 secured redeemable exchangeable bonds due 2006 to 2007 exchangeable for ordinary shares of HK$0.05 par value each of Pacific Century CyberWorks Limited, dated January 15, 2002 (incorporated by reference to Amendment No. 3)
               Exhibit 13: Securities Lending Agreement between Intel Capital Corporation and Pacific Century Regional Developments Limited, dated January 14, 2002 (incorporated by reference to Amendment No. 3)
               Exhibit 14: Security Agreement among Pacific Century Regional Developments Limited, Intel Capital Corporation and Intel Pacific, Inc., dated January 14, 2002 (incorporated by reference to Amendment No. 3)
               Exhibit 15: Share Charge Agreement between Pacific Century Regional Developments Limited and Intel Pacific, Inc., dated January 14, 2002 (incorporated by reference to Amendment No. 3)
               Exhibit 16: Subscription Agreement among Pacific Century Regional Developments Limited, Intel Capital Corporation and The Development Bank of Singapore Limited, dated January 14, 2002 (incorporated by reference to Amendment No. 3)
               Exhibit 17: Supplemental Deed Poll to relating to US$250,000,000 secured redeemable exchangeable bonds due 2006 exchangeable for ordinary shares of HK$0.25 par value each of PCCW Limited, dated June 12, 2003
               Exhibit 18: Supplemental Deed Poll relating to US$100,000,000 secured redeemable exchangeable bonds due 2006 to 2007 exchangeable for ordinary shares of HK$0.25 par value each of PCCW Limited, dated June 11, 2003
               Exhibit 19: Letter Agreement Amending the Subscription Agreement among Pacific Century Regional Developments Limited, Intel Capital Corporation and The Development

                              Bank of Singapore Limited, dated June 11, 2003
               Exhibit 20:    Placing Agreement, dated July 17, 2003
               Exhibit 21:    Subscription Agreement, dated July 17, 2003
               Exhibit 22:    Joint Filing Agreement, dated August 27, 2003

SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 27, 2003


                               RICHARD LI TZAR KAI


                               By:          /s/ Richard Li Tzar Kai
                                    --------------------------------------------



                               PACIFIC CENTURY GROUP HOLDINGS LIMITED


                               By:          /s/ Richard Li Tzar Kai
                                    --------------------------------------------
                                    Name:   Richard Li Tzar Kai
                                    Title:  Director


                               PACIFIC CENTURY DIVERSIFIED LIMITED



                               By:          /s/ Yuen Tin Fan
                                    --------------------------------------------
                                    Name:   Yuen Tin Fan
                                    Title:  Director


                               PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED


                               By:          /s/ Richard Li Tzar Kai
                                    --------------------------------------------
                                    Name:   Richard Li Tzar Kai
                                    Title:  Chairman


                               PACIFIC CENTURY INSURANCE HOLDINGS LIMITED


                               By:          /s/ Yuen Tin Fan
                                    --------------------------------------------
                                    Name:   Yuen Tin Fan
                                    Title:  Chairman

                               PACIFIC CENTURY INTERNATIONAL LIMITED


                               By:          /s/ Yuen Tin Fan
                                    --------------------------------------------
                                    Name:   Yuen Tin Fan
                                    Title:  Director


                               PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED


                               By:          /s/ Yuen Tin Fan
                                    --------------------------------------------
                                    Name:   Yuen Tin Fan
                                    Title:  Director


                               ANGLANG INVESTMENTS LIMITED


                               By:          /s/ Yuen Tin Fan
                                    --------------------------------------------
                                    Name:   Yuen Tin Fan
                                    Title:  Director


                               CHILTONLINK LIMITED


                               By:          /s/ Yuen Tin Fan
                                    --------------------------------------------
                                    Name:   Yuen Tin Fan
                                    Title:  Director

                 Schedule I - Directors and Executive Officers of PCG, PCD,
                              PCRD, PCIHL, PCIL, PCGCI, Anglang and Chiltonlink



          The names, present principal occupation or employment and interests in the Shares of the Issuer of the directors and executive officers of PCG, PCD, PCRD, PCIHL, PCIL, PCGCI, Anglang and Chiltonlink are set forth below. Unless otherwise indicated, each individual is a citizen of the Hong Kong Special Administrative Region of the People's Republic of China and his or her business address is at 42nd Floor, PCCW Tower, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.


                     PACIFIC CENTURY GROUP HOLDINGS LIMITED


            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER
-------------------------------------------------------------------------------

Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
LI Tzar Kai, Richard                 See Item 2 to the Schedule 13D        See Item 5 to Schedule 13D
42nd Floor, PCCW Tower,
Taikoo Place, 979 King's Road,
Quarry Bay, Hong Kong.


Peter Anthony ALLEN                  Executive Director  of PCCW and       253,200 ordinary shares and options
38th Floor, Citibank Tower,          PCIHL and Director and Chief          to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road,       Financial Officer of PCRD             shares
Central, Hong Kong                   (citizen of United Kingdom)


Alexander Anthony ARENA              Group Chief Financial Officer &       760,000 ordinary shares and 20
                                     Deputy Chairman of Executive          American Depositary Receipts
                                     Committee of PCCW and Director        representing 200 ordinary shares,
                                     of PCRD and PCIHL                     options to purchase 12,800,000
                                     (citizen of Australia)                ordinary shares

                      PACIFIC CENTURY DIVERSIFIED LIMITED


            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER
-------------------------------------------------------------------------------

Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer
                                                                           (Number of Shares)
Directors
---------
YUEN Tin Fan Francis                 Deputy Chairman of PCCW and           Options to purchase 17,068,000
42nd Floor, PCCW Tower               Chairman of PCIHL                     ordinary shares
Taikoo Place, 979 King's Road
Quarry Bay, Hong Kong


Peter Anthony ALLEN                  Executive Director of PCCW and        253,200 ordinary shares and options
38th Floor, Citibank Tower           PCIHL and Director and Chief          to purchase 2,629,200 ordinary
Citibank Plaza, 3 Garden Road        Financial Officer of PCRD             shares
Central, Hong Kong                   (citizen of United Kingdom)


Alexander Anthony ARENA              Group Chief Financial Officer &       760,000 ordinary shares and 20
                                     Deputy Chairman of Executive          American Depositary Receipts
                                     Committee of PCCW and Director        representing 200 ordinary shares,
                                     of PCRD and PCIHL                     options to purchase 12,800,000
                                     (citizen of Australia)                ordinary shares

                 PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED



            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER
-------------------------------------------------------------------------------

Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
LI Tzar Kai, Richard                 See Item 2 to the Schedule 13D        See Item 5 to the Schedule 13D

Peter Anthony ALLEN                  Executive Director of PCCW and        253,200 ordinary shares and options
37th Floor, Citibank Tower           PCIHL and Director and Chief          to purchase 2,629,200 ordinary shares
Citibank Plaza, 3 Garden Road        Financial Officer of PCRD
Central, Hong Kong                   (citizen of United Kingdom)


Alexander Anthony ARENA              Group Chief Financial Officer &       760,000 ordinary shares and 20
                                     Deputy Chairman of Executive          American Depositary Receipts
                                     Committee of PCCW and Director        representing 200 ordinary shares,
                                     of PCRD and PCIHL                     options to purchase 12,800,000
                                     (citizen of Australia)                ordinary shares

CHNG Hee Kok                         Independent Director of PCRD          Nil
6 Battery Road #38-02                (citizen of Singapore)
Singapore 049909

YEE Lat Shing Tom                    Independent Director of PCRD          504 ordinary shares
6 Battery Road #38-02                (citizen of Singapore)
Singapore 049909

SEOW Li-Ming Gordon                  Independent Director of PCRD          Nil
6 Battery Road #38-02                (citizen of Singapore)
Singapore 049909

Simon MURRAY                         Independent Director of PCRD          Nil
2108 Gloucester Tower                (citizen of United Kingdom)
The Landmark
11 Pedder Street Central
Hong Kong

YANG Mun Tak Marjorie                Independent Director of PCRD          Nil
12th Floor Harbour Centre            (citizen of Mauritius)
25 Harbour Road
Wanchai
Hong Kong

                   PACIFIC CENTURY INSURANCE HOLDINGS LIMITED

            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER
-------------------------------------------------------------------------------

Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
YUEN Tin Fan, Francis                Deputy Chairman of PCCW and           Options to purchase 17,068,000
42nd Floor, PCCW Tower, Taikoo       Chairman of PCIHL                     ordinary shares
Place, 979 King's Road,
Quarry Bay, Hong Kong.

CHAN Ping Kan, Raymond               Managing Director of PCIHL            Nil
14th Floor, One Pacific Place,
88 Queensway, Admiralty,
Hong Kong.

Peter Anthony ALLEN                  Executive Director of PCCW and        253,200 ordinary shares and
38th Floor, Citibank Tower,          PCIHL and Director and Chief          options to purchase 2,629,200
Citibank Plaza, 3 Garden Road,       Financial Officer of PCRD             ordinary shares
Central, Hong Kong.

Alexander Anthony ARENA              Group Chief Financial Officer and     760,000 ordinary shares and 20
42nd Floor, PCCW Tower, Taikoo       Deputy Chairman of Executive          American Depositary Receipts
Place, 979 King's Road,              Committee of PCCW and                 representing 200 ordinary shares,
Quarry Bay, Hong Kong.               Executive Director of PCIHL and       options to purchase 12,800,000
                                     PCRD                                  ordinary shares


CHUNG Cho Yee, Mico                  Executive Director of PCIHL and       1,176,260 ordinary shares and
41st Floor, PCCW Tower,              PCCW                                  18,455 ordinary shares (family
Taikoo Place, 979 King's Road,                                             interest) and options to purchase
Quarry Bay, Hong Kong.                                                     11,390,400 ordinary shares


CHEUNG Sum, Sam                      Executive Director and Chief          Nil
14th Floor, One Pacific Place,       Financial Officer of PCIHL
88 Queensway, Admiralty,
Hong Kong.

SO Wing Hung, Peter                  Executive Director and Chief          90,661 ordinary shares (held by a
14th Floor, One Pacific Place,       Operating Officer of PCIHL            trust, the beneficiaries of which
88 Queensway, Admiralty,                                                   are the family members of Mr. SO
Hong Kong.                                                                 Wing Hung, Peter)

YANG Chao                            Executive Director of PCIHL,          Nil
22/F, Ming An Plaza,                 Chairman of China Insurance
8 Sunning Road,                      International Holdings Limited,
Causeway Bay,                        Chairman and President of China
Hong Kong.                           Insurance (Holdings) Company,
                                     Limited and China Insurance H.K.
                                     (Holdings) Company Limited

ZHENG Chang Yong                     Executive Director of PCIHL and       Nil
22/F, Ming An Plaza,                 General Manager of the Finance
8 Sunning Road,                      and Accounts department of China
Causeway Bay,                        Insurance H.K. (Holdings) Company
Hong Kong.                           Limited

WANG Xianzhang                       Non-Executive Director of PCIHL       Nil
5 Guanyingyuan Xiqu,                 and President of China Life
Xicheng District,                    Insurance Company
Beijing 100035,
China.

CHANG Hsin Kang                      Independent Non-Executive             64,000 ordinary shares
City University of Hong Kong         Director of PCIHL and President
Room 6102, 6/F,                      and University Professor of City
Cheng Yick Chi Building,             University of Hong Kong
Tat Chee Avenue,
Kowloon, Hong Kong.

Tim FRESHWATER                       Independent Non-Executive             Nil
68th Floor,                          Director of PCIHL, Chairman
Cheung Kong Centre,                  (Corporate finance, Asia) of
2 Queen's Road Central,              Goldman Sachs, Director of Hong
Hong Kong.                           Kong Exchanges and Clearing
                                     Limited and Liu Chong Hing Bank
                                     and a member of the Hong Kong and
                                     Futures Appeals Panel

WONG Yue Chim, Richard               Independent Non-Executive             Nil
The University of Hong Kong          Director of PCIHL, Dean of the
Room 733,                            Faculty of Business and Economics
Meng Wah Complex,                    and Chair of Economics at the
Pokfulam Road,                       University of Hong Kong
Hong Kong.

                     PACIFIC CENTURY INTERNATIONAL LIMITED

            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER

Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
LI Tzar Kai, Richard                 See Item 2 to the Schedule 13D        See Item 5 to the Schedule 13D

Peter Anthony ALLEN                  Executive Director  of PCCW and       253,200 ordinary shares and options
37th Floor, Citibank Tower           PCIHL and Director and Chief          to purchase 2,629,200 ordinary shares
Citibank Plaza, 3 Garden Road        Financial Officer of PCRD
Central, Hong Kong                   (citizen of United Kingdom)


YUEN Tin Fan Francis                 Deputy Chairman of PCCW and           Options to purchase 17,068,000
42nd Floor, PCCW Tower,              Chairman of PCIHL                     ordinary shares
Taikoo Place, 979 King's Road,
Quarry Bay, Hong Kong.

                 PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED

            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER

Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
LI Tzar Kai, Richard                 See Item 2 to the Schedule 13D        See Item 5 to the Schedule 13D

YUEN Tin Fan Francis                 Deputy Chairman of PCCW and           Options to purchase 17,068,000
42nd Floor, PCCW Tower,              Chairman of PCIHL                     ordinary shares
Taikoo Place, 979 King's Road,
Quarry Bay, Hong Kong.

Peter Anthony ALLEN                  Executive Director of PCCW and        253,200 ordinary shares and options
37th Floor, Citibank Tower           PCIHL and Director and Chief          to purchase 2,629,200 ordinary shares
Citibank Plaza, 3 Garden Road        Financial Officer of PCRD
Central, Hong Kong                   (citizen of United Kingdom)


Alexander Anthony ARENA              Group Chief Financial Officer &       760,000 ordinary shares and 20
                                     Deputy Chairman of Executive          American Depositary Receipts
                                     Committee of PCCW and Director of     representing 200 ordinary shares,
                                     PCRD and PCIHL                        options to purchase 12,800,000
                                     (citizen of Australia)                ordinary shares

                          ANGLANG INVESTMENTS LIMITED

            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER


Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
YUEN Tin Fan Francis                 Deputy Chairman of PCCW and           Options to purchase 17,068,000
42nd Floor, PCCW Tower,              Chairman of PCIHL                     ordinary shares
Taikoo Place, 979 King's Road,
Quarry Bay, Hong Kong.

Alexander Anthony ARENA              Group Chief Financial Officer &       760,000 ordinary shares and 20
                                     Deputy Chairman of Executive          American Depositary Receipts
                                     Committee of PCCW and Director of     representing 200 ordinary shares,
                                     PCRD and PCIHL                        options to purchase 12,800,000
                                     (citizen of Australia)                ordinary shares

Peter Anthony ALLEN                  Executive Director of PCCW and        253,200 ordinary shares and options
37th Floor, Citibank Tower           PCIHL and Director and Chief          to purchase 2,629,200 ordinary shares
Citibank Plaza, 3 Garden Road        Financial Officer of PCRD
Central, Hong Kong                   (citizen of United Kingdom)

                              CHILTONLINK LIMITED

            NAME AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                         BENEFICIAL INTEREST IN ISSUER


Directors & Officers

Name                                 Occupation or employment              Beneficial interest in Issuer's
                                                                           Number of shares
Directors
---------
YUEN Tin Fan Francis                 Deputy Chairman of PCCW and           Options to purchase 17,068,000
42nd Floor, PCCW Tower,              Chairman of PCIHL                     ordinary shares
Taikoo Place, 979 King's Road,
Quarry Bay, Hong Kong.

Peter Anthony ALLEN                  Executive Director  of PCCW and       253,200 ordinary shares and options
37th Floor, Citibank Tower           PCIHL and Director and Chief          to purchase 2,629,200 ordinary shares
Citibank Plaza, 3 Garden Road        Financial Officer of PCRD
Central, Hong Kong                   (citizen of United Kingdom)

                            EXHIBITS TO SCHEDULE 13D
                        AS FILED BY RICHARD LI TZAR KAI
                     PACIFIC CENTURY GROUP HOLDINGS LIMITED
                      PACIFIC CENTURY DIVERSIFIED LIMITED
                 PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED
                   PACIFIC CENTURY INSURANCE HOLDINGS LIMITED
                     PACIFIC CENTURY INTERNATIONAL LIMITED
                 PACIFIC CENTURY GROUP (CAYMAN ISLANDS) LIMITED
                          ANGLANG INVESTMENTS LIMITED
                              CHILTONLINK LIMITED